EXHIBIT 99.1

NXT Energy Solutions Announces Third Quarter 2021 Results

CALGARY, Alberta, Nov. 15, 2021 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) today announced the Company's financial and operating results for the quarter ended September 30, 2021.  All dollar amounts herein are in Canadian Dollars unless otherwise identified.

Q3 Financial and Operating Highlights

Key financial and operational highlights for Q3-21 are summarized below:

  On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board;
  The Company began receiving advisory services and funding of up to $50,000 from the National Research Council of Canada Industrial Research Assistance Program to support the research and development of the SFD® technology for geothermal applications;
  Cash and short-term investments at September 30, 2021 were $2.80 million;
  Working capital was $4.03 million at September 30, 2021;
  The Company received US$0.75 million of payments on outstanding accounts receivable during October 2021;
  The Company recorded no survey revenue in Q3-21 and $3.14 million YTD 2021;
  A net loss of $1.43 million was recorded for Q3-21, including stock based compensation and amortization expense of $0.58 million;
  A net loss of $1.55 million was recorded for YTD 2021, including stock based compensation and amortization expense of $1.51 million;
  Net loss per common share for Q3-21 was $0.02 basic and $0.02 diluted;
  Net loss per common share for YTD 2021 was $0.02 basic and $0.02 diluted;
  Cash flow used by operating activities was $1.07 million during Q3-21 and $1.23 YTD 2021;
  General and administrative expenses increased by $0.02 million (3%) compared to Q3-20, due primarily to the receipt of a higher Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy, and an increase in salaries and stock based compensation costs; and
  General and administrative expenses for YTD-2021 compared to YTD-2020 decreased by $0.20 million (8%), mostly due to receiving the Canada Emergency Rent Subsidy in 2021, decreased professional fees, and minimal business development travel due to the COVID-19 pandemic.

Message to Shareholders

George Liszicasz, President and CEO of NXT, commented, “Although no survey revenues were recorded in the third quarter, hydrocarbon SFD® survey opportunities continue to progress within our core areas of focus in Africa, Mexico, Asia, and in South America.  Additionally, we continue to have productive dialogue with multiple geothermal companies about providing SFD-GT services.  As global economic activity accelerates towards and beyond pre-pandemic levels of consumption, the demand for both conventional and renewable energy sources is expected to increase.  Due to this rising demand, and our unique, environmentally-friendly SFD® survey exploration tool, we are optimistic about the prospects for new surveys, and will remain focussed on contract execution in order to deliver value to our shareholders.  On behalf of our Board of Directors and the entire team at NXT, I want to thank all of our shareholders for their continued support.”

Summary highlights of NXT's 2021 third quarter financial statements (with comparative figures to 2020) are noted below.  All selected and referenced financial information noted below should be read in conjunction with the Company's third quarter 2021 unaudited condensed consolidated interim Financial Statements, the related Management's Discussion and Analysis ("MD&A").

(All in Canadian $)

	Q3-21	Q3-20	2021 YTD	2020 YTD
Operating results:
Survey revenues	$-	$-	$3,144,373	$136,566
Survey costs, net	303,426	257,269	950,737	804,384
General & administrative expenses	765,120	743,024	2,348,280	2,549,195
Amortization	445,345	445,123	1,331,340	1,335,684
Other Expenses	(79,449)	42,405	64,228	(177,915)
	(1,434,442)	(1,487,821)	(1,550,212)	(4,374,782)
Net loss	$(1,434,442)	$(1,487,821)	$(1,550,212)	$(4,374,782)

Loss per common share:
Basic	$(0.02)	$(0.02)	$(0.02)	$(0.07)
Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.07)

Common shares outstanding as at end of the period	64,829,554	64,406,891	64,829,554	64,406,891
Weighted average of common shares outstanding for the period:
Basic	64,661,410	64,406,891	64,554,049	64,406,891
Diluted	64,661,410	64,406,891	64,554,049	64,406,891

Cash provided by (used in):
Operating activities	$(1,072,280)	$(829,149)	$(1,226,036)	$(2,525,930)
Financing activities	16,529	-	1,052,754	(42,515)
Investing activities	(102,448)	1,523,724	(87,804)	2,387,450
Effect of foreign rate changes on cash	86,160	7,438	7,892	(29,875)
Net source (use) of cash	(1,072,039)	702,013	(253,194)	(210,870)
Cash and cash equivalents, beginning of the period	3,508,991	1,945,362	2,690,146	2,858,245
Cash and cash equivalents, end of the period	2,436,952	2,647,375	2,436,952	2,647,375

Cash and cash equivalents	2,436,952	2,647,375	2,436,952	2,647,375
Short-term investments	363,769	1,408,509	363,769	1,408,509
Total cash and short-term investments	2,800,721	4,055,884	2,800,721	4,055,884

NXT's 2021 third quarter financial and operating results have been filed in Canada on SEDAR at www.sedar.com, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT's website at www.nxtenergy.com.

Details of the conference call are as follows:

Date:	Tuesday, November 16, 2021
Time:	4:30 p.m. Eastern Time (2:30 p.m. Mountain Time)
North American Participants Call:	1-800-806-5484
Local dial-in numbers	416-340-2217
International dial-in numbers	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Participant Pass Code	9976703#

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	George Liszicasz
Vice President of Finance & CFO	President & CEO
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 206 0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook.  Forward-looking information in this press release includes, but is not limited to, information regarding: business negotiations, opportunities, discussions, including the timing thereof and business strategies.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products.  Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2020 and MD&A for the three and nine month periods ended September 30, 2021, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled "Non-GAAP Measures” in NXTs MD&A for the three and nine month periods ended September 30, 2021 which is available under NXT's profile on SEDAR at www.sedar.com, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP unless otherwise noted.  Management's discussion and analysis of financial results and the unaudited condensed consolidated interim financial statements and notes for the three months ended September 30, 2021, are available through the Internet in the Investor Relations section of www.nxtenergy.com or under NXT's SEDAR profile at www.sedar.com.